Enviro
Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au

08000924

Friday, 8 February, 2008

SEC FILE NO: 82-34693

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

Dear Sir or Madam,

Application for Amendment to Existing Rule 12g3-2(b) Exemption per Publication of Required Disclosure Documents with the SEC

EnviroMission Limited [(ASX Code: EVM), (US OTC Code: EVOMY), (US SEC file code number 82-34693)], herein applies for permission to publish (lodge) all future required disclosure documents on EnviroMission's website at **www.enviromission.com.au** per amendments available to foreign securities trading (OTC) in the US with current 12g3-2(b) exemption status.

We look forward to confirmation of this application.

Yours sincerely,

Kim Forte (Ms)
Communications Director
EnviroMission Limited

+61 3 9693 5603 (Direct)
+61414690356 (Cell)

kforte@enviromission.com.au

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